UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of September, 2023

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras informs about declaration of commerciality in the pre-salt of Campos Basin

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Rio de Janeiro, September 21, 2023 - Petróleo Brasileiro S.A. - Petrobras, as a partner in the BM-C-33 consortium, informs that the operator Equinor Energy do Brasil Ltda submitted to the National Agency of Petroleum, Natural Gas and Biofuels (ANP), on September 20, 2023, the declarations of commerciality of the oil accumulations located in the BM-C-33 Concession area. Petrobras acquired a 30% stake in this area in 2010, under a Concession Contract, with partners Equinor and Repsol Sinopec Brasil holding a 35% stake each.

The Concession is located in the pre-salt of the Campos Basin, approximately 200 km off the coast of Rio de Janeiro, in water depths of up to 2,900 m.

In the declarations sent to the regulatory body by Equinor, the names suggested for the new fields were Raia Manta and Raia Pintada.

The project to develop the fields is based on the production of wells connected to an FPSO (Floating production, storage and offloading unit) platform with a capacity to process 126,000 bpd and a production and offloading capacity of 16 million m3 of gas per day, with an average natural gas offloading flow rate of 14 million m3 of gas per day.

The transfer of the oil/condensate follows the model already adopted in offshore systems and the natural gas will be transported to the coast via an underwater pipeline that will connect to a receiving infrastructure located at the Cabiúnas Terminal - TECAB, and then connect to the gas pipeline network.

Recoverable volumes of oil and gas are expected to exceed one billion barrels of oil equivalent (boe), with start-up scheduled for 2028. It is worth noting that the FPSO's start-up date has been changed from 2027 to 2028, compared to the forecast previously published in PE 2023-27. Considering the company's consolidated portfolio of assets and projects, no impacts are expected on its disclosed oil and natural gas production targets.

The BM-C-33 area is one of the main natural gas projects under development in Brazil and plays a key role in the ongoing progress of the Brazilian gas market. The FPSO will also feature combined cycle technology, helping to reduce CO2 emissions.

www.petrobras.com.br/ri

Para mais informações:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Relações com Investidores

e-mail: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares, 28 – 9º Andar – 20231-030 – Rio de Janeiro, RJ.

Tel.: 55 (21) 3224-1510/9947 | 0800-282-1540

Este documento pode conter previsões segundo o significado da Seção 27A da Lei de Valores Mobiliários de 1933, conforme alterada (Lei de Valores Mobiliários) e Seção 21E da lei de Negociação de Valores Mobiliários de 1934 conforme alterada (Lei de Negociação) que refletem apenas expectativas dos administradores da Companhia. Os termos: “antecipa”, “acredita”, “espera”, “prevê”, “pretende”, “planeja”, “projeta”, “objetiva”, “deverá”, bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos ou incertezas, previstos ou não, pela Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e, o leitor não deve se basear exclusivamente nas informações aqui contidas.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 21, 2023

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Sergio Caetano Leite

______________________________

Sergio Caetano Leite

Chief Financial Officer and Investor Relations Officer